================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

--------------------------------------------------------------------------------

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                        PURSUANT TO RULE 13A-16 OR 15D-16

                                      UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934
                         FOR THE MONTH OF NOVEMBER, 2003

                         Commission File Number 1-15114

               ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
               --------------------------------------------------
                               (Registrant's name)

                      SUITE 355, 10333 SOUTHPORT ROAD S.W.
                        CALGARY, ALBERTA, CANADA T2W 3X6
               --------------------------------------------------
                    (Address of principal executive offices)

1.    Press Release dated November 7, 2003

2.    Material Change Report dated November 14, 2003

3. Interim Financial Statements for period ended September 30, 2003, including Management's Discussion and Analysis

4.    Confirmation of Mailing (for financial statements)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                 Form 20-F [X]                    Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes [ ]                    No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________________

================================================================================

                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Anthony Clark International Insurance Brokers Ltd., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 8, 2003

ANTHONY CLARK INTERNATIONAL
INSURANCE BROKERS LTD.


By:
    "Signed"

---------------------------------------
Joseph P. Giuffre
Corporate Secretary & Director

               ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
                      SUITE 355, 10333 SOUTHPORT ROAD S.W.
                            CALGARY, ALBERTA T2W 3X6
                    TEL: (403) 278-8811 - FAX (403) 225-5745

              ANTHONY CLARK ACQUIRES SECOND UNITED STATES BROKERAGE

Calgary, Alberta, Canada, November 7, 2003 -- ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD. (TORONTO STOCK EXCHANGE: ACL; NASDAQ OTC BULLETIN BOARD:
ACKBF) ("Anthony Clark") is pleased to announce the acquisition by its wholly owned United States subsidiary Addison York Insurance Brokers Ltd. ("Addison York") of the fixed assets and customer accounts (the "Assets") of Johns Insurance Agency, Inc. ("Johns Agency"), a Los Angeles area based general insurance brokerage.

Addison York purchased Johns Agency's assets for an undisclosed amount of cash, seller and new senior debt financing. Anthony Clark's existing revolving line with Textron Financial Corporation has been terminated in favour of a new credit facility with Paragon Capital Corporation Ltd., which provided the flexibility necessary to complete the acquisition of the Johns Agency. This purchase together with the acquisition of Vista International Insurance Brokers announced on October 17, 2003 is expected to generate CDN$5,800,000 (U.S.$4,350,000) in additional annual revenues for Anthony Clark on a consolidated basis. This represents an estimated 109% increase over its revenues for the fiscal year ended March 31, 2003.

Anthony Clark is also pleased to announce that Mr. Jeff Johns, the President of Johns Agency, will continue as head of operations. Mr. Johns has worked in the insurance brokerage industry for over 30 years and brings with him a wealth of knowledge and management experience.

In other news, James Bonfiglio was awarded a judgement against Anthony Clark for approximately CDN$515,000 (US$387,000) for Anthony Clark's failure to honour a stock option agreement dated October 1, 1998. Anthony Clark plans to appeal the judgment. The judgement is not expected to affect Anthony Clark's continued growth strategy to acquire additional insurance brokerages in Canada and the United States.

This California acquisition marks Anthony Clark's second entry into the United States market and its 20th acquisition overall since it was first founded in 1989. Anthony Clark has expanded principally though internal growth and brokerage acquisitions and now expects to process approximately CDN$75,000,000 (U.S.$56,000,000) annually in insurance premiums for its 23,000 customers with this acquisition.

The Newbridge Group, a merger and acquisition consulting company that specializes in insurance brokerages, provided consulting services concerning the acquisition of the Johns Agency.

For further information:

Press Contacts - North America         Barry Kaplan
                                       Barry Kaplan Associates
                                       New Jersey
                                       Telephone: (732) 747-0702
                                       Email: smallkap@aol.com

Anthony Clark International            Mr. Tony Consalvo, C.O.O.
Insurance Brokers Ltd.                 Telephone: (403) 225-5100
                                       Email: tony.consalvo@aclarkinsurance.com

Except for the historical information contained herein, this press release contains statements that constitute forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that may cause or contribute to such differences include, among other things, the Company's ability to close the proposed transaction. Other risks and uncertainties include changes in business conditions and the economy in general, changes in governmental regulations, unforeseen litigation and other risk factors identified in the Company's public filings under "Risk Factors." The Company undertakes no obligation to update these forward-looking statements for revisions or changes after the date of this press release.

                                       On behalf of

                                       ANTHONY CLARK INTERNATIONAL
                                       INSURANCE BROKERS LTD.

                                       "Primo Podorieszach"

                                       Primo Podorieszach, C.E.O.

               FORM 53-901F (FORMERLY FORM 27) UNDER SECTION 85(1)
                     OF THE BRITISH COLUMBIA SECURITIES ACT
           FORM 27 UNDER SECTION 118(1) OF THE ALBERTA SECURITIES ACT
            FORM 27 UNDER SECTION 75(2) OF THE ONTARIO SECURITIES ACT

        (INDIVIDUALLY, THE "ACT" AND COLLECTIVELY, THE "SECURITIES ACTS")

                             MATERIAL CHANGE REPORT

ITEM 1:   REPORTING ISSUER

State the full name and address of the principal office in Canada of the reporting issuer.

          Anthony Clark International Insurance Brokers Ltd. ("Anthony Clark") Suite 355, 10333 Southport Road, S.W.
          Calgary, Alberta  T2W 3X6
          Telephone:  (403) 278-8811

ITEM 2:   DATE OF MATERIAL CHANGE

          November 7, 2003

ITEM 3:   PRESS RELEASE

          The Press Release was disseminated on November 7, 2003, to the Toronto Stock Exchange as well as through various other approved public media and was SEDAR filed with the Provincial Securities Commissions.

ITEM 4:   SUMMARY OF MATERIAL CHANGE(S)

          A summary of the nature and substance of the material change is as follows:

          Anthony Clark announced the acquisition by its wholly owned United States subsidiary, Addison York Insurance Brokers Ltd. ("Addison York") of the fixed assets and customer accounts (the "Assets") of Johns Insurance Agency, Inc. ("Johns Agency"), a Los Angeles area based general insurance brokerage.

ITEM 5:   FULL DESCRIPTION OF MATERIAL CHANGE

          Anthony Clark announced the acquisition by Addison York of the Assets of Johns Agency.

          Addison York purchased Johns Agency's assets for an undisclosed amount of cash, seller and new senior debt financing. Anthony Clark's existing revolving line with Textron Financial Corporation has been terminated in favour of a new credit facility with Paragon Capital Corporation Ltd., which provided the flexibility necessary to complete the acquisition of the Johns Agency. This purchase together with the acquisition of Vista International Insurance Brokers announced on October 17, 2003 is expected to generate CDN$5,800,000 (U.S.$4,350,000) in additional annual revenues for Anthony Clark on a consolidated basis. This represents an estimated 109% increase over its revenues for the fiscal year ended March 31, 2003.

          Anthony Clark also announced that Mr. Jeff Johns, the President of Johns Agency, will continue as head of operations. Mr. Johns has worked in the insurance brokerage industry for over 30 years and brings with him a wealth of knowledge and management experience.

          In other news, James Bonfiglio was awarded a judgement against Anthony Clark for approximately CDN$515,000 (US$387,000) for Anthony Clark's failure to honour a stock option agreement dated October 1, 1998. Anthony Clark plans to appeal the judgment. The judgement is not expected to affect Anthony Clark's continued growth strategy to acquire additional insurance brokerages in Canada and the United States.

          This California acquisition marks Anthony Clark's second entry into the United States market and its 20th acquisition overall since it was first founded in 1989. Anthony Clark has expanded principally though internal growth and brokerage acquisitions and now expects to process approximately CDN$75,000,000 (U.S.$56,000,000) annually in insurance premiums for its 23,000 customers with this acquisition.

          The Newbridge Group, a merger and acquisition consulting company that specializes in insurance brokerages, provided consulting services concerning the acquisition of the Johns Agency.

ITEM 6: RELIANCE ON SECTION 85(2)(BC) OF THE SECURITIES ACT (BRITISH COLUMBIA) OR SECTION 118(2) OF THE SECURITIES ACT (ALBERTA) OR SECTION 75(3) OF THE SECURITIES ACT (ONTARIO)

          Not applicable.

ITEM 7:   OMITTED INFORMATION

          Not applicable

ITEM 8:   SENIOR OFFICERS

          The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following address and telephone number:

                  Primo Podorieszach, President
                  1732 North River Drive
                  Kamloops, BC
                  V2B 7N7

                  Telephone:  (250) 376-1782

ITEM 9:   STATEMENT OF SENIOR OFFICER

          The foregoing accurately discloses the material changes referred to herein.

          DATED at Kamloops, British Columbia, this 14th day of November, 2003.

                                       "Signed"

                                       -----------------------------------------
                                       Joseph P. Giuffre, Corporate Secretary
                                       and Director

IT IS AN OFFENCE UNDER THE SECURITIES ACT AND THE ALBERTA SECURITIES COMMISSION RULES FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE RULES THAT, AT THE TIME AND IN LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

ANY FEE PAYABLE TO THE ALBERTA SECURITIES COMMISSION UNDER THE SECURITIES ACT, THE SECURITIES REGULATION AND THE ALBERTA SECURITIES COMMISSION RULES SHALL BE PAID TO THE ALBERTA SECURITIES COMMISSION IN ACCORDANCE WITH THE REQUIREMENTS OF THE FEE SCHEDULE TO THE SECURITIES REGULATION. ANY FAILURE TO ACCOMPANY A FORM OR APPLICATION WITH THE PRESCRIBED FEE SHALL RESULT IN THE RETURN OF THAT FORM OR APPLICATION.

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
Consolidated Balance Sheets

                                                  September 30,       March 31,
                                                           2003            2003
                                                  -------------       ---------
                                                    (unaudited)       (audited)
ASSETS

Current Assets:

     Cash and cash equivalents                       $3,592,943     $ 3,719,408
     Accounts receivable                              1,373,462       1,038,721
     Loan to Director                                    40,000          40,000
     Prepaid expenses                                    92,489         170,415
     Future tax asset                                        --           4,377
                                                    -----------     -----------
                                                      5,098,894       4,972,921

Computer systems and office equipment                   190,254         212,265
Customer accounts                                     1,451,488       1,562,067
Goodwill                                              1,574,832       1,574,832
Deferred financing costs                                285,442         340,193
Deferred costs                                          106,190              --
                                                    -----------     -----------
                                                     $8,707,100     $ 8,662,278
                                                    ===========     ===========


LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:

     Accounts Payable and accrued liabilities        $1,613,658     $ 1,057,333
     Current portion of long-term debt                    4,947           4,725
     Future tax liability                                 8,322              --
                                                    -----------     -----------
                                                      1,626,927       1,062,058
Long-term debt                                           15,093          17,624
Future tax liability                                    196,568         346,162

Shareholders' Equity:

Share capital                                         9,687,132       9,687,132
Deficit                                              (2,818,620)     (2,450,698)
                                                    -----------     -----------
                                                      6,868,512       7,236,434
                                                    -----------     -----------
                                                    $ 8,707,100     $ 8,662,278
                                                    ===========     ===========


See accompanying notes to unaudited interim consolidated financial statements.

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
Interim Consolidated Statements of Operations and Deficit
(unaudited)


                                               For the three months ended           For the six months ended
                                             -------------------------------     -------------------------------
                                             September 30,     September 30,     September 30,     September 30,
                                                      2003              2002              2003              2002
                                             -------------     -------------     -------------     -------------
Revenue                                        $ 1,220,662       $ 1,268,380       $ 2,606,076       $ 2,522,290
                                               -----------       -----------       -----------       -----------

Expenses:
     Salaries and Wages                            814,682           815,667         1,679,580         1,498,629
     Rent                                           69,504            71,713           145,007           140,968
     General and Administrative                    285,057           320,613           504,490           546,965
     Legal judgement                               515,000                --           515,000                --
     Foreign exchange gain                            (129)               --           (19,277)               --
                                               -----------       -----------       -----------       -----------
                                                 1,684,114         1,207,993         2,824,800         2,186,562
                                               -----------       -----------       -----------       -----------
Earnings from operations before
the following (EBITDA)                            (463,452)           60,387          (218,724)          335,728

Interest and financing charges                     (70,690)          (71,857)         (144,783)          (74,471)
                                               -----------       -----------       -----------       -----------

Earnings (loss) before depreciation and
amortization                                      (534,142)          (11,470)         (363,507)          261,257

Depreciation and Amortization                      (70,741)          (99,903)         (141,310)         (198,769)
                                               -----------       -----------       -----------       -----------
Earnings (loss) before income taxes               (604,883)         (111,373)         (504,817)           62,488

Income taxes-current recovery                       52,988                --                --                --
Income taxes-future recovery                       139,934            15,342           136,895           (52,518)
                                               -----------       -----------       -----------       -----------
Net earnings (loss)                               (411,961)          (96,031)         (367,922)            9,970

Deficit, beginning of period                    (2,406,659)       (1,988,896)       (2,450,698)       (2,669,781)
Change in accounting policy (note 1b)                   --                --                --           574,884
                                               -----------       -----------       -----------       -----------
Deficit, end of period                         $(2,818,620)      $(2,084,927)      $(2,818,620)      $(2,084,927)
                                               ===========       ===========       ===========       ===========
Loss per share, basic and diluted                    (0.05)            (0.01)            (0.05)               --


See accompanying notes to unaudited interim consolidated financial statements.

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
Interim Consolidated Statements of Cash Flows
(unaudited)

                                                     For the three months ended         For the six months ended
                                                   ------------------------------    ------------------------------
                                                   September 30,    September 30,    September 30,    September 30,
                                                            2003             2002             2003             2002
                                                   -------------    -------------    -------------    -------------
Cash flows from (used in) operating activities:

    Net (loss) earnings                               $ (411,961)      $  (96,031)      $ (367,922)      $    9,970
    Items not involving cash
    Amortization of financing costs                       38,796           25,394           54,751           25,394
    Depreciation and amortization                         70,741           99,903          141,310          198,769
    Future income tax (recovery) expense                (139,934)         (15,342)        (136,895)          52,518
                                                      ----------       ----------       ----------       ----------
    Cash flow from operations                           (442,358)          13,924         (308,756)         286,651

    Net change in non-cash working
    capital relating to operations:

        Accounts receivable                             (156,886)        (206,798)        (334,741)        (452,399)
        Prepaid expenses                                  54,439          (25,406)          77,926          (79,471)
        Accounts payable and accrued
          liabilities                                    499,823          209,619          556,325          548,214
        Income tax payable                               (52,988)              --               --               --
                                                      ----------       ----------       ----------       ----------
                                                         (97,970)          (8,661)          (9,246)         302,995
Cash flows from (used in) financing activities:

    Repayment of long-term debt                           (1,168)        (150,246)          (2,309)        (173,163)

    Loan to director                                          --            3,774               --            2,739
    Financing costs                                           --         (460,924)              --         (460,924)
                                                      ----------       ----------       ----------       ----------
                                                          (1,168)        (607,396)          (2,309)        (631,348)


Cash flows from (used in) investing activities:

    Computer systems and office equipment
      additions                                           (2,798)         (13,776)          (8,720)         (13,776)
    Deferred costs                                      (106,190)              --         (106,190)              --
                                                      ----------       ----------       ----------       ----------
                                                        (108,988)         (13,776)        (114,910)         (13,776)

Decrease in cash and cash equivalents                   (208,126)        (629,833)        (126,465)        (342,129)
Cash and cash equivalents, beginning of period         3,801,069        4,064,791        3,719,408        3,777,087
                                                      ----------       ----------       ----------       ----------
Cash and cash equivalents, end of period              $3,592,943       $3,434,958       $3,592,943       $3,434,958
                                                      ==========       ==========       ==========       ==========

Cash and cash equivalents is comprised of:

    Cash                                               3,592,943        1,434,958        3,592,943        1,434,958
    Term deposits maturing within ninety days                 --        2,000,000               --        2,000,000
                                                      ----------       ----------       ----------       ----------

Supplementary disclosure of cash flow information:

    Interest paid in the period                           14,295           21,601           14,639           24,334


See accompanying notes to unaudited interim consolidated financial statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS

REVENUE

The Corporation's revenue has increased to $2,606,076 for the six month period ended September 30, 2003 from $2,522,290 for the six month period ended September 30, 2002 primarily due to new business commissions generated and premium increases (approximately $90,000) and a net decrease in combined other revenue (approximately $6,000).

EXPENSES

Salaries and wages have increased to $1,679,580 for the six month period ended September 30, 2003 from $1,498,629 for the six month period ended September 30, 2002 primarily due to salaries and wages related to the new business generated (approximately $81,000) and administrative salary adjustments (approximately $100,000).

Rent increased to $145,007 for the six month period ended September 30, 2003 from $140,968 for the six month period ended September 30, 2002 primarily due to increases in operating costs (approximately $4,000).

General and administrative expenses decreased to $504,490 for the six month period ended September 30, 2003 from $546,965 for the six month period ended September 30, 2002 primarily due to decrease in operating costs of the website (approximately $29,000), increase in legal fees (approximately $33,000), decrease in other expenses primarily related to acquisition identification ($35,000), and combined net decreases in other expenses (approximately $11,000).

Legal judgement expense of $515,000 was recorded in the six month period ended September 30, 2003. This judgement was made against the Corporation with respect to a previously outstanding legal proceeding. The judgement related to the Corporation's alleged failure to honor a stock option agreement dated October 1, 1998. The Company plans to appeal the judgement. The judgement is not expected to affect the Corporation's continued growth strategy to acquire additional insurance brokerages in Canada and the United States.

Foreign exchange gain increased to $19,277 for the six month period ended September 30, 2003 from $0 for the six month period ended September 30, 2002. The accounts of integrated foreign operations are translated into Canadian dollars using the temporal method whereby monetary assets and liabilities are translated at rates prevailing at the balance sheet date, and non-monetary assets and liabilities are translated at historic rates. Revenues and expenses are translated at rates of exchange prevailing on the transaction dates. Translation gains and losses are recognized in earnings.

EARNINGS FROM OPERATIONS BEFORE INTEREST AND FINANCING COSTS AND TAXES AND DEPRECIATION AND AMORTIZATION (EBITDA)

The Corporation's earnings decreased from $335,728 (EBITDA) for the six month period ended September 30, 2002 to $(218,724) (EBITDA) for the six month period ended September 30, 2003 primarily due to increased costs related to salaries and wages and the legal judgement. EBITDA as a percentage of revenue has decreased from 13% for the six month period ended September 30, 2002 to (-.08%) for the six month period ended September 30, 2003. EBITDA is discussed and presented here as a non-Generally Accepted Accounting Principles measure because it is management's major performance indicator. EBITDA is reconciled to Net Earnings on the Interim Consolidated Statements of Operations and Deficit.

INTEREST AND FINANCING COSTS

Interest and financing costs increased to $144,783 for the six month period ended September 30, 2003 from $74,471 for the six month period ended September 30, 2002 primarily due to the commitment fee costs and amortization of financing costs related to debt financing availability. Commitment fee and financing cost amortization included in interest and financing costs for the six month period ended September 30, 2003 amounted to $125,144 (2002-$51,591).

DEPRECIATION AND AMORTIZATION

Depreciation and amortization decreased to $141,310 for the six month period ended September 30, 2003 from $198,769 for the six month period ended September 30, 2002 primarily due to the elimination of web software depreciation as a result of it being written down at year end.

FINANCIAL CONDITION AND CHANGES IN FINANCIAL CONDITION

The Corporation's balance sheet as at September 30, 2003 as compared to March 31, 2003 reflects a net decrease in working capital of $(438,896) primarily related to the legal judgement.

FINANCIAL RESOURCES AND LIQUIDITY

At September 30, 2003 the Corporation had working capital of $3,471,967 and long-term debt outstanding of $15,093. At March 31, 2003 the Corporation had working capital of $3,910,863 and long-term debt outstanding of $17,624.

The Corporation has historically funded its insurance brokerage acquisition program by utilizing earnings from operations, notes payable issued to vendors on acquisition of insurance brokerages, other notes payable, and equity capital previously raised. Based upon the Corporation's liquid position at September 30, 2003, the Corporation has sufficient cash to meet its short-term needs and potential brokerage acquisitions within the next 12 month period.

The working capital ratios (current assets/current liabilities) were 3.13:1 as at September 30, 2003 and 4.68:1 as at March 31, 2003, and 3.99:1 as at September 30, 2002.

Shareholders' equity has decreased from $7,236,434 as at March 31, 2003 to $6,868,512 as at September 30, 2003 due to the loss for the six month period ended September 30, 2003 primarily related to the legal judgement.

BUSINESS ACQUISITIONS SUBSEQUENT TO SEPTEMBER 30, 2003

Effective October 1, 2003, the Corporation, by way of its wholly owned United States subsidiary, Addison York Insurance Brokers Ltd., acquired the fixed assets and customer accounts of two separate California insurance brokerages, for aggregate consideration of US$6,918,361, subject to final purchase price adjustments and expenses, with the further 20% of the purchase price of one agency being determined based on a revenue commission price calculation in 5 years, which will be vendor financed over 10 years at 7% per annum interest. The final price adjustment is based on the one year retention of commission revenue, and can only effect the purchase price to reduce it. The results of operations for these client files will be included in the operating results of the Corporation from the closing date of the acquisitions. Primarily all of the purchase price will be allocated to customer accounts, other intangible assets acquired, and goodwill. In aggregate, the consideration for the acquisitions was cash of US$3,228,642 and vendor financing of US$3,689,719. In addition, cash of US$104,831 was paid as a finders' fee in relation to one of the acquisitions. The vendor financing in the amount of US$3,515,000 is being repaid over 10 years in monthly payments of US$40,812 per month, principal and interest, including interest at 7% per annum. The remaining US$174,719 is due 15 months from the closing date of the acquisition, with no interest. The vendor financing is based on promissory notes that are subject to final purchase price determination adjustments.

ANTHONY CLARK INTERNATIONAL
INSURANCE BROKERS LTD.
Notes to Interim Consolidated Financial Statements
For the six month period ended September 30, 2003
(unaudited)

The interim unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements. The financial information included herein is unaudited. The interim consolidated financial statements follow the same accounting policies and methods of applications as the most recent annual consolidated financial statements for the year ended March 31, 2003. As the interim consolidated financial statements do not contain all the disclosures required in annual financial statements, they should be read in conjunction with the Corporation's March 31, 2003 audited annual consolidated financial statements.

Note 1   Common Shares Outstanding

There were 7,692,055 common shares outstanding at March 31, 2003 and September 30, 2003. There were 984,400 stock options outstanding at March 31, 2003 and 1,309,811 stock options outstanding at September 30, 2003. At September 30, 2003, 1,208,311 stock options are available for exercise and the remaining 101,500 have not yet vested.

Note 2   Interest and financing charges

Interest and financing charges include interest on long-term debt and interest, commitment fee, and amortization of financing costs related to the Debt Financing.

Note 3   Stock Based Compensation

During the six month period ended September 30, 2003, 334,411 stock options were issued and 9,000 stock options were cancelled. Had the Corporation adopted the fair value method for accounting for stock-based compensation, the Corporation's net income and earnings per share would have been the following pro forma amounts.

                         3 months ended               6 months ended
                       September 30, 2003           September 30, 2003
                   ------------------------      -------------------------
                   As Reported    Pro Forma      As Reported     Pro Forma
                   -----------    ---------      -----------     ---------
Net loss           $(411,961)     $(630,389)     $(367,922)      $(586,350)

Loss per
Common share:
Basic              (.05)          (.08)          (.05)           (.08)


The fair value of these options has been estimated using a Black Scholes option pricing model and is based on the following assumptions.

Expected Stock Price Volatility             124%
Risk Free Interest Rate                     2.6%
Expected Life of the Options (years)        5

Note 4   Subsequent Events

On October 20, 2003, a termination and release agreement was executed with Textron Financial Corporation, which terminates the loan agreement and all security documents. The termination of the loan agreement will result in the remaining related deferred financing costs of $285,442 being expensed in the third quarter.

Effective October 1, 2003, the Corporation, by way of its wholly owned United States subsidiary, Addison York Insurance Brokers Ltd., acquired the fixed assets and customer accounts of DKWS Enterprises Inc. and the Kabaker Family Trust of July 1998, doing business as Vista International Insurance Brokers for aggregate consideration of US$5,171,173, representing 80% of the total purchase price, subject to final purchase price adjustments and expenses, with the further 20% of the purchase price based on a price calculation relating to the commission revenue in 5 years. The 80% is subject to purchase price adjustment based on the determination of the actual earned commission from the purchased files for the twelve-month period after the effective date of October 1, 2003. If the actual earned commission is less than US$3,000,000, the purchase price will adjust downward. The results of operations for these client files will be included in the operating results of the Corporation from the closing date of the acquisition. The consideration was cash of US$1,656,173 and vendor financing of US$3,515,000. The promissory note of US$3,515,000 is repayable over 10 years, in payments of US$40,812 per month, principal and interest, including interest at 7% per annum. The further 20% of the purchase price will be financed by the vendor over 10 years with 7% interest per annum, with the amount to be determined. Both notes are subordinate to any senior debt financing, present or future, and are secured by a general security agreement on the assets of the US subsidiary. Primarily all of the purchase price will be allocated to customer accounts, other intangible assets acquired and goodwill.

Effective October 1, 2003, the Corporation, by way of its wholly owned United States subsidiary, Addison York Insurance Brokers Ltd., acquired the fixed assets and customer accounts of Johns Insurance Agency Inc. for aggregate consideration of US$1,747,188, subject to final purchase price adjustments and expenses. The purchase price adjustment is based on the determination of the actual earned commission from the purchased files for the twelve-month period after the effective date of October 1, 2003. If the actual earned commission is less than US$970,660, the purchase price will adjust downward. The results of operations for these client files will be included in the operating results of the Corporation from the closing date of the acquisition. The consideration was cash of US$1,572,469 and vendor financing of US$174,719. The promissory note to the vendor is due 15 months from the closing date, and is unsecured with no interest. Primarily all of the purchase price will be allocated to customer accounts, other intangible assets acquired and goodwill. A finder's fee of US$104,831 was paid to a third party, regarding this transaction.

On November 6, 2003, the Corporation executed a loan agreement with Paragon Capital Corporation Ltd. with loan proceeds of CDN$2.1 million. The loan has a one-year term, with interest only payments, with interest at 2% per month. The loan is secured by the assets of the Corporation and its subsidiaries along with a share pledge agreement. A commitment fee of 3% of the loan proceeds (CDN$63,000) was charged by the lender.

Subsequent to the six month period ended September 30, 2003, a judgement was made against the Corporation with respect to a previously outstanding legal proceeding. The judgement resulted in an amount of approximately $515,000 in damages, which related to the Corporation's alleged failure to honor a stock option agreement dated October 1, 1998. The Corporation plans to appeal the judgement. The judgement has been recorded in the current quarter. In the event of a successful appeal, any reduction of the amount payable will be recorded in the period realized.

                                                              [CIBC MELLON LOGO]

                                  CIBC Mellon Global Securities Services Company
                                                       CIBC Mellon Trust Company

November 26, 2003



Alberta Securities Commission             British Columbia Securities Commission
Ontario Securities Commission             The Toronto Stock Exchange

Dear Sirs:

RE: ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD. - PROFILE # 10468 CONFIRMATION OF MAILING
--------------------------------------------------------------------------------

On November 26, 2003, the following item was sent by prepaid mail to holders of common shares of this Corporation in accordance with the provisions of National Instrument 54-102:

      1.  Unaudited Financial Statements September 30, 2003

However, we have not mailed material to Shareholders in cases where on three consecutive occasions, notices or other documents have been returned undelivered by the Post Office.

We are filing this disclosure document with you as Agent for the above-named Company in compliance with the regulations made under the Securities Act.

Yours truly,

CIBC MELLON TRUST COMPANY

"Signed"

Donald A. Santini
Associate Manager
Client Relations
(403) 232-2413
donald_santini@cibcmellon.com

 600 The Dome Tower - 333 - 7th Avenue S.W. Suite 600 - Calgary, A.B. - T2P 2Z1
                    - TEL 403.232.2400 - www.cibcmellon.com

  CIBC Mellon Global Securities Services Company and CIBC Mellon Trust Company
             are licensed users of the CIBC and Mellon trademarks.